April 10, 2024

Daniel Greenspan

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Collaborative Investment Series Trust; File Nos. 811-23306 and 333-221072 (“Registrant”)

Dear Mr. Greenspan:

On February 2, 2024, the Registrant, on behalf of its series, Anydrus Advantage ETF (the “Fund”), filed an amendment to its registration statement under the Securities Act of 1933 on Form N-1A. In a telephone conversation on March 25, 2024, you provided comments to the amendment. Below, please find those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Please note that added language is in italics and deleted language appears struck through.

Prospectus

Comment 1. Please correct the URL on the first page of the prospectus to an active webpage.

Response: The Registrant replaced the URL with the following: www.anydrusfunds.com.

Comment 2. Supplementally, please confirm the Fund’s listing on the Cboe BZX Exchange or provide the date the Fund’s shares will be available for listing. If the Fund’s shares have not been listed on an exchange please include a disclosure in the prospectus.

Response: The Registrant confirms the Fund’s shares will be listed on the Cboe BZX Exchange.

Comment 3. Please bold the last sentence in the paragraph before the fee table.

Response: The Registrant confirms that the last sentence in the paragraph before the fee table is in bold.

Comment 4. Please reconcile (iv) and (vii) in footnote 3 of the fee table.

Response: Clause (vii) has been deleted.

Principal Investment Strategies

Comment 5. Please confirm that the Fund will invest in assets directly or indirectly through underlying funds. Please reconcile the first sentence of the first paragraph and second sentence of the fourth paragraph under the “Principal Investment Strategies” heading. If applicable, please add related disclosures.

Response: The Registrant respectfully declines to amend the existing disclosure and believes it accurately discloses its intention to invest directly in securities as well as in ETFs which have underlying investments in the same asset classes.

Comment 6. Please supplementally confirm that the complementary strategy referenced in the last sentence of the first paragraph is not a material part of the Fund’s principal investment strategy and not intended to be a majority part of the Fund’s portfolio.

Response: The Registrant respectfully declines to amend the existing disclosure and notes that the complementary strategy mentioned simply refers to the Adviser’s ability to opportunistically select individual securities in a particular asset class rather than just allocating Fund assets to a particular asset class through the use of an ETF.

Principal Investment Risks

Comment 7. Please confirm whether the securities of the underlying funds are expected to be traded outside a collateralized settlement system. If they are, please add related disclosures un the “ETF Structure Risk” disclosure.

Response: The Registrant confirms that the securities of the underlying funds are not expected to be traded outside a collateralized settlement system.

Comment 8. Please add risk disclosure that considers trading of ETF securities in different markets that are opened at different times, if applicable.

Response: The following disclosure has been added under the “ETF Structure Risk” disclosure:

When all or a portion of an ETF’s underlying securities trade in a market that is closed when the market for the Shares is open, there may be changes from the last quote of the closed market and the quote from the Fund’s domestic trading day, which could lead to differences between the market value of the Shares and the Fund’s NAV.

Comment 9. Please consider consolidating the “futures risk” and “managed futures risk” disclosures.

Response: The Registrant has consolidated the two risk disclosers and amended the “futures risk” disclosure as follows:

Futures Risk: Investment in futures contracts involves leverage which means a small percentage of assets invested in futures can have a disproportionately large impact on the Fund. This risk could cause the Fund to lose more than the principal amount invested. Futures contracts may become mispriced or improperly valued when compared to the adviser’s expectations and may not produce the desired results. Additionally, changes in the value of futures contracts may not track or correlate perfectly with the underlying index or reference asset because of temporary, or even long-term, supply and demand imbalances and because futures do not pay dividends unlike the stocks upon which they may be based. The adviser’s use of futures for hedging purposes may not work as intended, resulting in losses for the Fund. The use of futures for hedging purposes may also limit potential gains for the Fund when compared to unhedged funds.

Investments in futures contracts are subject to the volatility of the markets in which they trade. Prices of commodities, currencies, and financial instruments can fluctuate widely due to factors like changes in interest rates, exchange rates, government policies, and supply and demand dynamics. The futures markets are subject to comprehensive regulation. Changes in regulations or their enforcement could impact the strategies used by managed futures ETFs, potentially affecting performance. Managed futures strategies depend on a range of operational processes, including order execution, settlement, and clearing. Failures in these processes can result in unexpected losses.

Comment 10. Please add risk disclosure relating to the Fund’s investment in agency and mortgage-backed securities per the principal investment strategies.

Response: The Registrant added the following Item 4 and Item 9 risk disclosures:

Item 4

Asset-Backed and Mortgage-Backed Securities Risk: When the Fund invests in asset-backed securities and mortgage-backed securities, the Fund is subject to the risk that, if the underlying borrowers fail to pay interest or repay principal, the assets backing these securities may not be sufficient to support payments on the securities.

Item 9

Asset-Backed and Mortgage-Backed Securities Risk: Prepayment risk is associated with mortgage-backed and asset-backed securities. If interest rates fall, the underlying debt may be repaid ahead of schedule, reducing the value of the Fund’s investments. If interest rates rise, there may be fewer prepayments, which would cause the average bond maturity to rise, increasing the potential for the Fund to lose money. The value of these securities may be significantly affected by changes in interest rates, the market’s perception of issuers, and the creditworthiness of the parties involved. The ability of the Fund to successfully utilize these instruments may depend on the ability of the Fund’s adviser to forecast interest rates and other economic factors correctly. These securities may have a structure that makes their reaction to interest rate changes and other factors difficult to predict, making their value highly volatile. Certain mortgage-backed securities may be secured by pools of mortgages on single-family, multi-family properties, as well as commercial properties. Similarly, asset backed securities may be secured by pools of loans, such as student loans, automobile loans and credit card receivables. The credit risk on such securities is affected by homeowners or borrowers defaulting on their loans. The values of assets underlying mortgage-backed and asset-backed securities may decline and, therefore, may not be adequate to cover underlying investors. Mortgage-backed securities and other securities issued by participants in housing and commercial real estate finance, as well as other real estate-related markets have experienced extraordinary weakness and volatility in recent years. Possible legislation in the area of residential mortgages, credit cards and other loans that may collateralize the securities in which the Fund may invest could negatively impact the value of the Fund’s investments. To the extent the Fund focuses its investments in particular types of mortgage-backed or asset-backed securities, the Fund may be more susceptible to risk factors affecting such types of securities.

Comment 11. To the extent that the Fund intends to invest in the equity interest of MLPs as part of its principal investment strategy, please confirm if such investments will include the general partner’s interest in the MLP.

Response: The Registrant confirms that such investments will not include the general partner’s interest in the MLP.

SAI

Comment 12. Please reconcile the Fund’s investment objective in the third paragraph under “The Fund” heading with the prospectus.

Response: The Registrant amended the second sentence of the third paragraph as follows:

The Fund’s investment objective is to provide total return, consisting of capital appreciation and income.

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If you have any questions or additional comments, please call the undersigned at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla
Andrew Davalla